The Annual Meeting of the Stockholders of the Fund
was held on October 11, 2001. The following is a summary
of the proposal presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns          19,414,121				295,866
Michael Nugent		19,333,701				376,286
C. Oscar Morong, Jr.	19,403,401				306,586
Vincent R. McLean	19,400,601				309,386
Thomas P. Gerrity	19,381,672				328,315